SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                [Amendment No. 2]

                    Under the Securities Exchange Act of 1934

                           SUPERTEL HOSPITALITY, INC.
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                   868524 10 9
                                 (CUSIP Number)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                         STEVE H. BORGMANN, ###-##-####

         2.       Check the Appropriate Box if a Member of a Group

                  [  ]  (a)                                   [  ]  (b)

         3.       SEC Use Only


         4.       Citizenship or Place of Organization:  United States

                                              5. Sole Voting Power

                                                 664,026 Shares
                  Number of
                  Shares                      6. Shared Voting Power
                  Beneficially
                  Owned by                       82,932 Shares
                  Reporting
                  Person                      7. Sole Dispositive Power
                  With
                                                 664,026 Shares

                                              8. Shared Dispositive Power

                                                 82,932 Shares

     9. Aggregate Amount Beneficially Owned by Each Reporting Person: 746,958 Shares

     10. Check Box if Aggregate Amount in Row 11 Excludes Certain Shares: [ ]

     11. Percent of Class Represented by Amount in Row 11: Approximately 15.4% of voting securities.

     12. Type of Reporting Person: IN

     The reporting person filed an Amendment No. 1 to Schedule 13G on January 14, 1998. The reporting person's ownership of Supertel Hospitality, Inc. common stock existed prior to the completion of Supertel's initial public offering. The reporting person amends Item 4 ("Ownership") of Schedule 13G by revising the last sentence thereof to read as follows: Mr. Borgmann also holds options to acquire an aggregate of 25,000 shares of Supertel common stock. The shares issuable upon exercise of such options are not included in the foregoing amounts.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 12, 1999
                                             -------------------------------
                                                          (Date)

                                                  /s/ Steve H. Borgmann
                                             -------------------------------
                                                     Steve H. Borgmann